[I-Web Media, Inc. Letterhead]

December 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Maryse Mills-Apenteng

Re:	I-Web Media, Inc.
Preliminary Information Statement on Schedule 14-C
Filed November 19, 2010
File No. 000-54012

Dear Ms. Mills-Apenteng:

I-Web Media, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 2, 2010:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely, /s/ James F. Groelinger James F. Groelinger Chief Executive Officer